UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of August 2026

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

Material Notice Disclosure and Securities Trading Corporate Policies

1. GENERAL PROVISIONS

1.1. Introduction

1.1.1. This document sets forth the Policies, which were prepared pursuant to the Regulation of the New Market of B3, the CVM Resolution Nr. 44/21 and the best market practices. The awareness, adherence and strict compliance thereof are mandatory for all People Subject to the Policies.

1.1.2. Capitalized terms used herein, in plural or singular, shall have the meaning attributed to them in Exhibit I - Definitions.

1.2. General Purposes

1.2.1. The general purpose of the Policies is to establish the rules and guidelines with respect to disclosure of information to the market and trading of Securities by any person holding or who may hold information owned by or of the interest of Ultra Group.

1.2.2. The Policies set forth standards and guidelines to be observed:

(i) all Material Notices must be immediately and simultaneously disclosed to the markets where the Company has Securities admitted for trading, except in rare occasions in which the postponing of such disclosure is permitted;

(ii) Privileged Information shall only be disclosed when it becomes Material Notices or in other special events in which such information, to the best interest of Ultra Group, must be disclosed to the public;

(iii) knowledge of Privileged Information (a) prevents the person holding or aware of such information from trading and (b) authorizes the Committee to establish an Extraordinary Trading Restriction to the People Subject to the Policies;

(iv) it is assumed that Controlling Shareholders and the Management of the Company have access to any Material Notice not disclosed or to all Privileged Information.

1.3. People Subject to Policies

1.3.1. The following people (“People Subject to the Policies”) shall comply with the rules and guidelines established in the Policies:

(a) the Company;

(b) Controlling Shareholders;

(c) the Management of the Company;

(d) all people that hold officer (statutory or not) positions at Ultra Group; and

(e) other people appointed by the Committee, at its sole discretion, holding or that may hold information related to Ultra Group.

1.3.2. The People Subject to the Policies must ensure that the rules of the Policies are complied with by the people under their influence, including (i) Spouses and Dependents, (ii) companies or other institutions or entities in which the Persons Subject to the Policies are the sole partners or shareholders or over which they may influence trading decisions; (iii) legal entities controlled by them, affiliated with them, or under common control, directly or indirectly; (iv) investment funds that are exclusive to them or in which they have decision-making power over trading, as provided in item 1.3.2.2.

1.3.2.1. Persons Subject to the Policies shall be jointly liable with the persons listed in item 1.3.2 in the event of a breach of the Policies arising from failure to comply with such duty.

1.3.2.2. Investment funds that are managed on a discretionary basis and in which the fund manager’s trading decisions cannot be directly influenced by the unitholders shall not be subject to the trading restrictions referred to in the Policies, even if such funds have (a) appointed or elected members to the Company’s management or supervisory bodies; or (b) exercised political rights inherent to their status as shareholders of the Company.

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Material Notice Disclosure and Securities Trading Corporate Policies

1.4. Disclosure and Trading Committee

1.4.1. The Company shall have a Committee with the main following duties:

(a) assist the Chief Financial and Investor Relations Officer on disclosing information to the market, through any means, amongst which the Reference Form, forms to be filed with SEC, Material Notices, market announcements, notices to shareholders and press releases;

(b) advise the Chief Financial and Investor Relations Officer with respect to decisions attributed to him/her by the Policies or the Regulation;

(c) resolve on non-disclosure of Material Notices, for the events set forth in item 2.3., with the subsequent communication of trading prohibition to the People Subject to the Policies;

(d) resolve on the establishment of Extraordinary Trading Restrictions;

(e) provide clarifications as to the application or interpretation of the provisions set forth in the Policies, law and Regulation;

(f) analyze the content of Individual Investment Programs received from by People Subject to the Policies, in order to safekeep and ensure compliance with the purposes set forth in the Policies;

(g) resolve on the applicable measures in cases of non-compliance with the Policies, as well as on the need to report the matter to the Board of Directors of the Company to adopt additional measures potentially applicable, as set forth in item 4.3.; and

(h) appoint other people that have or may have access to information related to Ultra Group, who must be subject to the terms set forth in these Policies.

1.4.2. The Committee shall be comprised of up to 5 members, including the Chief Financial and Investor Relations Officer, who shall appoint the other members.

1.4.3. The Committee shall hold meetings whenever called by the Chief Financial and Investor Relations Officer or any other member, provided that all decisions of the Committee shall depend on the majority of its members, without prejudice to the prerogatives set forth in the Policies and Regulation to the Chief Financial and Investor Relations Officer.

1.4.4. Call notices shall be made through electronic communication, and the meetings shall be held primarily at the Company’s headquarters. Meetings may be attended through conference call, video conference or through any other remote means of communication, being permitted electronic voting.

2. DISCLOSURE POLICY

2.1. Specific Purposes

2.1.1. The purposes of the Disclosure Policy are to:

(a) rule the disclosure to the market of information which, according to its nature and characteristics, must be classified as a Material Notice, setting forth the rules and guidelines to be complied with by the Chief Financial and Investor Relations Officer and by the other People Subject to the Policies with respect to the disclosure of such information and confidentiality of such information, while not disclosed;

(b) establish the general and conduct rules to be adopted by the Company to classify information as Material Notices, and to disclose such information, attributing, for the benefit of investors and the market in general, predictability to the conducts to be adopted by the Company; and

(c) ensure the availability of information on Material Notices to the shareholders and the market in general, in a timely, efficient, and reasonable manner, contributing to the symmetry of information on Material Notices and Privileged Information.

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Material Notice Disclosure and Securities Trading Corporate Policies

2.2. Disclosure of Material Notices

2.2.1. The verification of the occurrence of Material Notices or the convenience of the disclosure of Privileged Information through a market announcement shall always consider: (i) the relevance of the information in the specific situation and its materiality in the context of the Ultra Group’s activities and size, and not individually, (ii) the presence of reasonable influence criteria described in the definition of Material Notice, (iii) the legitimate interest of the Ultra Group; and (iv) the track record of disclosure of material information by the Company and not generally, in order to avoid the non-relevant disclosure of Material Notices to the detriment of the quality of the analysis, by the market, of Ultra Group’s perspectives.

2.2.2. The Chief Financial and Investor Relations Officer and the Committee shall ensure that the Material Notices will be disclosed as provided by law, the Regulation and this Disclosure Policy, in a clear and accurate manner, as well as ensure that Material Notices will be widely and immediately disclosed simultaneously to the markets in which the Securities are traded.

2.2.2.1. The Material Notices will be disclosed to the appropriate authorities and to Stock Markets and/or Market Administrators electronically, as well as in the Company’s website and the following news website chosen by the Company, pursuant to CVM Resolution Nr. 44/21: https://valor.globo.com/valor-ri/fatos-relevantes.

2.2.2.2. The market announcements will be disclosed to the appropriate authorities and to Stock Markets and/or Market Administrators electronically, as well as in the Company’s website.

2.2.3. Whenever possible, the disclosure of any Material Notices shall occur before the beginning or after the closure of trading sessions at Stock Markets, provided that, in the event of incompatible times with other markets, the time of operation of the Brazilian Stock Market shall prevail.

2.2.4. The People Subject to the Policies shall inform any Material Notices they are aware of, in writing, to the Chief Financial and Investor Relations Officer.

2.2.4.1. If the People Subject to the Policies are personally aware of a Material Notice and verify the omission, by the Chief Financial and Investor Relations Officer, in complying with his/her duty of communication and disclosure, including in the event set forth in the sole paragraph of article 6 of CVM Resolution Nr. 44/21, they shall only be exempt from liability if they immediately notify such Material Notice to CVM.

2.2.4.2. The communication above shall be dismissed upon proven awareness of such Material Notice by the Chief Financial and Investor Relations Officer and the decision of not disclose such information, taken pursuant to the provisions set forth in this Disclosure Policy.

2.2.5. The Company does not comment on rumors or speculations originated in the market, except under extreme situations that imply or may imply the significant volatility of the Company’s Securities.

2.3. Exception to Immediate Disclosure

2.3.1. The disclosure of Material Notices may be postponed in exceptional situations, if such disclosure implies in putting Ultra Group’s lawful interest at risk.

2.3.2. The postponing of disclosure of Material Notices shall be subject to the decision (i) by Committee, or ii) as applicable, by Controlling Shareholders and provided that such information is restricted to such shareholders.

2.3.3. If information related to an undisclosed Material Notice gets out of control, or in the events of atypical fluctuation of the price of the Securities or traded volume, such Material Notice must be disclosed to the market, subject to, to the extent possible, item 2.2.3.

2.3.4. If an information is restricted to the Controlling Shareholders and such Controlling Shareholders decide not to disclose such information, they shall notify the Chief Financial and Investor Relations Officer, and he/she shall notify the Committee, with respect to the existing Material Notice, whether due to atypical fluctuation of the price or traded volume of the Securities or due to examination by the Investor Relations Officer, so that the need of an immediate disclosure is analyzed.

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Material Notice Disclosure and Securities Trading Corporate Policies

2.4. Duties of the Chief Financial and Investor Relations Officer

2.4.1. The Chief Financial and Investor Relations Officer shall:

(a) disclose the Material Notice simultaneously to the CVM, SEC, the Stock Markets and market in general, immediately after the occurrence thereof, subject to item 2.2.3;

(b) ensure the wide and immediate dissemination of such Material Notices in all markets where the Securities are admitted for trading, except for the provision of item 2.3;

(c) ponder the need to request the stock exchanges to suspend trading of Securities for the time necessary for the proper dissemination of the Material Notice, if its disclosure is required during trading hours;

(d) provide all additional clarifications as to such Material Notice, when requested to do so by the appropriate authorities or by any Stock Markets;

(e) should there be an unusual fluctuation in the price or trading volume of the Company’s Securities, the Investor Relations Officer must question the people with potential access to Privileged Information, in order to establish whether they are aware of any information that must be disclosed to the market;

(f) electronically communicate any existing Ordinary and Extraordinary Trading Restrictions; and

(g) provide the Stock Market with information related to any material trading.

2.5. Duty of Confidentiality

2.5.1. The People Subject to the Policies and all people that may have access to Privileged Information must keep the confidentiality of such Privileged Information still not disclosed by the Company. Furthermore, they must ensure that their subordinates and/or trusted third parties also comply, being jointly liable with them in the event of non-compliance with the duty of confidentiality.

2.5.2. Privileged Information may only be disclosed to third parties upon the execution of agreements that obligate the receiving party (i) to keep the confidentiality of such information, and (ii) not to trade Securities based on such information. This provision is not applicable to the disclosure of information to a person who is required by law to comply with such duties.

2.5.3. Privileged Information may only be discussed with those who are required to be aware of them, subject to item 2.5.2, and to the extent legally permitted.

2.5.4. In addition to the People Subject to the Policies, all people that have access to information owned by or of the interest of Ultra Group must keep the confidentiality of such information and shall not disclose them to third parties, except when at Ultra Group’s interest, or if such information is disclosed as provided by the Disclosure Policy, by law or Regulation.

2.5.5. If any Person Subject to the Policies verifies that a Privileged Information has become known to third parties not subject to confidentiality rules, or if there is an unusual fluctuation in the price or traded volume of Securities, such facts must be immediately communicated to the Chief Financial and Investor Relations Officer so that the need for disclosure of the Privileged Information to the market can be assessed.

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Material Notice Disclosure and Securities Trading Corporate Policies

2.6. Communication and Disclosure with Respect to Material Trading

2.6.1. Controlling Shareholders and shareholders who elect members of the Board of Directors or members of the Fiscal Council of the Company, as well as any individual or legal entity, or group of people, acting jointly or representing the same interest, that carry out Material Trading operations, must inform the Company with respect to the transaction, and must inform the Company about the details of the operation, pursuant to CVM Resolution Nr. 44/21.

2.6.2. Upon the intention to change the composition of the shareholding control or administrative structure of the Company, or upon an acquisition that results in the obligation to perform a public offer, the acquirer must disclose the information required by CVM Resolution Nr. 44/21 through the company’s disclosure channels.

2.6.3. The communication to the Company of the Material Trading must be made immediately after a Material Trading is done, that is, until the beginning of the trading session following the one in which the order was carried out. The Chief Financial and Investor Relations Officer shall send information to the CVM, SEC and the Stock Markets.

2.7. Reporting of transactions involving Executives and Affiliated Persons

2.7.1. Management must inform the Chief Financial and Investor Relations Officer of their ownership and transactions involving: (a) Securities; (b) securities issued by Controlled Companies, provided they are publicly traded, including transactions with derivatives or any other securities related to the securities issued by Controlled Companies; and (c) the securities referred to in (a) and (b), conducted by Spouses, Dependents, legal entities controlled, directly or indirectly, by the persons mentioned in this Clause, or investment funds in which they are unitholders, except for non-exclusive investment funds where investment decisions are not influenced by the shareholders.

2.7.1.1. Pursuant to SEC regulations, the disclosure obligation set forth in item 2.7.1 also applies to the CEOs and CFOs of Ultrapar and of the Company’s business units (or individuals holding equivalent positions), as well as to executives responsible for internal controls or acting as controller of Ultrapar or its business units (“Executives”), while they hold such positions.

2.7.1.2. The obligation set forth herein also extends to the acquisition of any rights over the shares and other securities and derivative financial instruments referenced to such shares, even if there is no provision for physical settlement.

2.7.2. The communication mentioned above must be sent to the Chief Financial and Investor Relations Officer (i) on the same day each transaction is executed; and (ii) on the first business day after assuming the position.

2.7.2.1. For the purposes of counting the period mentioned above, the transaction date should be understood as the date of the transaction itself, not the date of its physical or financial settlement.

2.7.3. The Chief Financial and Investor Relations Officer shall submit to the CVM and B3, within the applicable legal deadlines, the information set forth in this item that is received by him.

2.7.3.1. With respect to reporting obligations before the SEC, including the filing of Form 4 and other requirements under Section 16(a) of the Securities Exchange Act of 1934, the responsibility for such filings is personal to and non-transferable by the Executives subject to those obligations, in accordance with SEC regulations. The Company may, by agreement with the relevant Executive, act as an agent to facilitate the filing, without this implying the assumption of any legal responsibility by the Company before the SEC.

2.7.4. The Chief Financial and Investor Relations Officer 's obligation to report also extends to ownership and transactions involving Securities conducted by the Company itself, its controlled entities, and affiliated entities.

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Material Notice Disclosure and Securities Trading Corporate Policies

3. TRADING POLICY

3.1. Specific Purposes

3.1.1. The purposes of the Trading Policy are to:

(a) prevent the improper use of Privileged and sensitive Information owned by Ultra Group by the People Subject to the Policies, for their own benefit or the benefit of third parties; and

(b) define rules and guidelines to be adopted for trading by the People Subject to the Policies, including with respect to periods of trading restriction or conditions to be complied with for the trading to be permitted in such periods.

3.2. General Rules

3.2.1. The People Subject to the Policies may not use Privileged Information in order to obtain, directly or indirectly, for themselves or to third parties, any advantages, including through trading.

3.2.2. Before the disclosure to the public of Privileged Information pursuant to the Policies, trading by People Subject to the Policies that are aware of such Privileged Information, or of the date of disclosure thereof, is restricted.

3.2.2.1. For the purpose of verifying the violation of item above, it is assumed that: (i) the Person Subject to the Policies who traded Securities, having Privileged Information, made use of such information in said trading; (ii) Controlling Shareholders and any member of the Management have access to all Privileged Information not yet disclosed; (iii) members of the Management who leave the Company with Privileged Information, which has not yet been disclosed, make use of such information if they trade Securities issued by the Company within a period of 3 months after their resignation.

3.2.3. The prohibition of item 3.2.1. does not apply to subscriptions for new Securities. However,  Securities may not be traded by People Subject to the Policies (i) in the event of public offer for distribution of Securities, until the disclosure of the announcement of its closing, subject to the exceptions set forth in the Regulation; and (ii) in the event of public offering for distribution of Securities with restricted efforts, during the period of 90 days counted as from the subscription or acquisition of certain Securities by the investor, as provided for in the Regulation.

3.2.4. Short swing transactions, that is, short-term transactions with the Securities cannot be carried out by the People Subject to the Policies, who cannot dispose of the Securities acquired by them over the last 3 months.

3.2.4.1. Securities received by People Subject to the Policies through the Company's stock-based compensation plans are not subject to the prohibition in item 3.2.4, except if there is a specific prohibition in the respective contract or in any other corporate policy.

3.2.5. The repurchase of shares issued by the Company shall be subject to previous approval by general shareholders’ meeting whenever:

(a) performed outside organized markets of Securities, (i) involves, even by several single operations, more than 5% of type or class of shares in less than 18 months; (ii) the price is 10% over, in case of acquiring, or 10% less in case of disposal, than the weighted average for last stock exchange prices; or (iii) the counterparty is a related party to the Company, as defined by the accounting rules that deal with this matter to the Company; or

(b) if it has the purpose to modify or to preserve the composition of the shareholding control or administrative structure of the Company.

3.2.6. People Subject to the Policies who are beneficiaries of stock-based compensation plans may not carry out any transactions with derivative instruments that nullify or mitigate their economic exposure to the Securities.

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Material Notice Disclosure and Securities Trading Corporate Policies

3.3. Trading Restrictions

3.3.1. The People Subject to the Policies and the Company itself may not trade Securities, regardless of determination by the Chief Financial and Investor Relations Officer or the Committee ("Ordinary Trading Restrictions"):

(a) whenever any Material Notice which the People Subject to the Policies and the Company are aware of is pending of disclosure;

(b) in the period of 15 (fifteen) days prior to the disclosure of ITR and SFS forms;

(c) whenever there are any periods of trading restriction ongoing;

(d) as from the time they have access to information with respect to the intention to perform a merger, total or partial spin-off, transformation or consolidation involving the Company;

(e) during any share acquisition or disposal program undertaken by the Company itself; and

(f) from the moment analyses related to the request for judicial or extrajudicial recovery and bankruptcy, made by the Company itself, are initiated.

3.3.1.1. The restriction provided for above does not apply to negotiations involving fixed income Securities, when carried out through operations with combined repurchase commitments by the seller and resale by the purchaser, for settlement on a pre-established date, before or equal to the maturity of the securities object of the operation, carried out with predefined profitability or remuneration parameters.

3.3.1.2. The restriction provided for in item “b” above applies regardless of the assessment of the existence of a Material Notice pending disclosure.

3.3.1.3. The restriction set forth in item “e” above shall only be effective during the days in which repurchase is actually performed by the Company, provided that: (i) the weekdays in which the Company will trade in the market are established; and (ii) the Chief Financial and Investor Relations Officer informs the People Subject to the Policies of the days the restriction will be effective.

3.3.2. Without prejudice to the Ordinary Trading Restrictions, the Committee may establish other trading restriction periods ("Extraordinary Trading Restrictions"), applicable to the People Subject to the Policies or to a part of them, whether due to the holding of Privileged Information, or to protect Ultra Group’s image.

3.3.3. In the event of an Extraordinary Trading Restriction, the Chief Financial and Investor Relations Officer shall immediately electronically inform the People Subject to the Policies or those subject to the restriction, the period in which the trading of Securities will be restricted, without providing the reasons for such restriction. Said communication must be treated as confidential by its recipients.

3.3.4. The Committee will not be required to justify the decision to establish an Extraordinary Trading Restriction, and information on the existence of such Extraordinary Trading Restriction must be treated with confidentiality by the people subject to such restriction.

3.3.5. The Board of Directors of the Company may not deliberate on the acquisition or disposal of shares issued by the Company itself in the event any agreement or contract has been entered into in order to transfer shareholding control (direct or indirect) of the Company, or in the event an option or power of attorney has been granted for this purpose, as well as upon the existence of the firm intention to promote a merger, total or partial spin-off, consolidation, transformation or corporate reorganization of the Company, and while such transaction is not disclosed to the public as Material Notice.

3.3.6. During Ordinary and Extraordinary Trading Restrictions, the People Subject to the Policies are prohibited to carry out stock lending or renting operations, whether in the position of lender or in the position of borrower.

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3.4. Exceptions to Trading Restrictions

3.4.1. The trading restrictions shall not apply to: (a) transactions with shares held in treasury, through a private trading, or the subscription of new shares, provided that such private trading or subscription result from eventual the exercise of a call option arising out of the stock option plan approved at general shareholders’ meeting or when it involves granting shares to Management, employees or service providers as part of compensation previously approved at a general meeting; and (b) potential repurchases by the Company, also through a private trading, of shares referred to in sub-item “a” of this item.

3.4.2. The trading restrictions set forth in item 3.3.1. shall not apply to People Subject to the Policies when their transactions are carried out as long-term investment through Individual Investment Programs approved by the Committee, and as from the date of its approval, and as of the date of approval pursuant to item 3.5 below.

3.5. Individual Investment Programs

3.5.1. The People Subject to the Policies may request Individual Investment Programs to be filed at the Company, which shall be submitted to the analysis of the Committee with respect to their compatibility with the provisions set forth in the Policies and Regulation. Ordinary and Extraordinary Restrictions will not apply to transactions conducted by People Subject to the Policies under Individual Investment Programs that have been duly approved by the Committee and filed with the Company.

3.5.2. The Individual Investment Programs will be in writing, duly filed at the Company and shall follow the specifications below:

(a) before the Individual Investment Programs are filed, the calendar including the specific disclosure dates of ITR and SFS forms must be approved;

(b) the Individual Investment Programs may not be filed during (a) the period of any trading restriction, subject to item 3.5.3., and (b) the period of 15 days before disclosure of ITR and SFS forms;

(c) the beneficiaries may only carry out trading operations covered by Individual Investment Programs 3 months after the Committee’s approval;

(d) the Individual Investment Programs shall establish:

(i) the irrevocable and irreversible commitment of participants to trade Securities as of the dates or events established in the Individual Investment Programs, previously indicating the value or amounts of trade operations to be carried out;

(ii) the type and the class of Securities subject to the investment or divestiture; and

(iii) the obligation of the beneficiaries of the Individual Investment Program to revert to the Company any losses prevented or potential gains at trading, arising out of the potential change of the disclosure dates of ITR and SFS forms, ascertained based on reasonable and verifiable criteria to be established by such Individual Investment Program.

(e) the beneficiaries must not:

(i) maintain simultaneously more than one Individual Investment Program; and

(ii) perform transactions that shall nullify or mitigate economic effects of the transactions determined by the Individual Investment Program.

3.5.3. The Individual Investment Programs may be filed at the Company during the effectiveness of a stock repurchase program approved by the Company, provided that participants must comply with all trading rules applicable according to these Policies.

3.5.4. Any Individual Investment Programs adopted by Controlling Shareholders and the members of the Management shall be accompanied by the Board of Directors, or other statutory governance body designated by it, which will verify, at least every six months, the adherence of the trading by the participants to the Program by them formalized.

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4. INFRACTIONS AND SANCTIONS

4.1. The Company provides an Open Channel for reporting the existence and/or suspicion of violations of this and other internal policies of the Ultra Group or applicable law.

  Website: canalabertoultra.com.br
  Telephone: 0800 701 7172

4.1.1. Reports may be submitted anonymously. Any act of threat, intimidation, or retaliation against any person is prohibited if such person: (i) reports violations of these Policies and any other applicable policy or law; or (ii) raises questions, suspicions, or concerns regarding this matter. The Channel is operated by an independent company, and all reports are recorded and forwarded for investigation or oversight by the Risk, Integrity and Audit Department.

4.2. Additionally, any violations of the rules set forth in the Policies identified by Persons Subject to the Policies must be promptly reported to the Chief Financial and Investor Relations Officer or to the Committee.

4.3. Without prejudice to applicable legal sanctions, the Committee, upon verifying non-compliance with the Policies, may adopt appropriate measures, including, as applicable: (i) reporting to the competent authorities; (ii) applying disciplinary measures to the Person Subject to the Policies, as applicable; and/or (iii) escalating the matter to the Board of Directors for the adoption of any additional appropriate measures.

4.4. Without prejudice to other applicable sanctions, Persons Subject to the Policies responsible for any breach of the provisions of the Policies shall be required to indemnify the Ultra Group in full and without limitation for all losses arising from such breach.

5. FINAL PROVISIONS

5.1. The Policies shall be in full force as of the date they are approved by the Board of Directors of the Company for indefinite term. These Policies may only be amended upon resolution by the Board of Directors of the Company, provided that no amendments may be performed during any pending Material Notice to be disclosed to the market.

5.2. After the approval of the Policies by the Board of Directors, the Company must obtain the express adhesion by the People Subject to the Policies upon the execution of the Instrument of Adhesion, pursuant to Exhibit II.

5.2.1. The Chief Financial and Investor Relations Officer shall maintain a file with the name, position, function or relation to the Company, e-mail, Individual Taxpayer Registry (CPF) or Corporate Taxpayer Registry (CNPJ) of the People Subject to the Policies, which file must be updated whenever changes occur.

5.2.2. The file referred to in item 5.2.1. must be kept by the Company and must be made available to the CVM.

5.3. In case any member of the Management or Non Statutory Executives ceases to be subject to the Policies before the disclosure of Material Notice related to the business or to the fact initiated during their relationship with Ultra Group, he/she must refrain from trading Securities, (i) for 3 months counted as of their removal of the Company, or (ii) until disclosure of the referred material fact, whichever occurs first.

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Material Notice Disclosure and Securities Trading Corporate Policies

5.4. The rules set forth in the Policy:

(a) apply to trading carried out (i) within or outside regulated securities market environments, (ii) directly or indirectly, whether through controlled companies or third parties with whom a fiduciary or portfolio management agreement is entered into, (iii) by his/her own account or by third parties.

(b) apply to trading directly or indirectly carried out by the People Subject to the Policy, whether such trading occur through a controlled company, or a third party with whom a fiduciary or share or portfolio management agreement is entered into.

5.5. The Company will adopt the proceedings and actions mentioned below, without prejudice to other claimed necessary to control and avoid potential violations to the Policy:

(i) instrument of adhesion to be signed by the People Subject to the Policy, pursuant Exhibit II;

(ii) announcements made by the Chief Financial and Investor Relations Officer to the People Subject to the Policy informing on opening and closing of trading window periods; and

(iii) regular training, which frequency and content that will be defined by the Committee.

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EXHIBIT I - DEFINITIONS

“B3”: B3 S.A. – Brasil, Bolsa e Balcão.

“Chief Financial and Investor Relations Officer”: Ultrapar’s Chief Financial and Investor Relations Officer.

“Committee”: the Disclosure and Trading Committee, defined in item 1.4.1.

“Company” or “Ultrapar”: Ultrapar Participações S.A.

“Controlling Shareholders”: shareholder or group of shareholders, if any, holding and exercising control of the Company directly or indirectly;

“CVM”: Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários).

"CVM Resolution Nr. 44/21": means CVM Resolution Nr. 44, of August 23, 2021.

“Dependents”: any dependent included in the annual tax return provided by People Subject to the Policies.

“Disclosure Policy”: Ultrapar’s Material Notice Disclosure Corporate Policy.

“Extraordinary Trading Restrictions”: has the meaning attributed to it in item 3.3.2.

“Individual Investment Program”: the written instrument through which a Person Subject to the Policies undertakes to, voluntarily, irrevocably and irreversibly, invest or divest Securities at pre-established dates, events or periods, or upon the occurrence of certain conditions which implementation it not under its control, prepared pursuant to the provisions set forth in CVM Resolution Nr. 44/21.

“Instrument of Adhesion”: the document to be entered into pursuant to Exhibit II.

“ITR”: Company’s quarterly information.

“Management”: with respect to the Company and its subsidiaries, the members of the Board of Directors, the statutory officers, the members of the Fiscal Council, if any, and the members of any other bodies with technical or advisory functions eventually constituted by statutory provision.

“Market Administrators”: are the managing entities of the Stock Exchanges in Brazil;

"Material Notice": any decision made by Controlling Shareholders, resolution made by the general shareholders’ meeting or management bodies of Ultra Group, or any other act or fact occurred or related to the business of Ultra Group that may reasonably influence: (a) the price of Securities; (b) the decision of investors to buy, sell, or hold Securities; or (c) the decision of investors to exercise any rights inherent to their condition as holders of Securities.

“Material Trading”: trading operation or group of trading operations through which the equity interest held directly or indirectly in the Company exceeds, up or down, the levels of 5% (five percent), 10% (ten percent), 15% (fifteen percent), and so on successively of shares issued by the Company, as well as the rights attributed to the shares and other Securities issued by the Company.

“NYSE”: the New York Stock Exchange.

“Ordinary Trading Restrictions”: has the meaning attributed to it in item 3.3.1.

“People Subject to the Policies”: has the meaning attributed to it in item 1.3.

"Privileged Information": (i) undisclosed Material Notices; and (ii) information that is not a Material Notice, but may become one, and has not yet been disclosed. It is also presumed to be Privileged Information, even if in the early stages of studies or analyses, information regarding: (a) merger operations, total or partial spin-off, transformation, or any form of corporate reorganization or business combination; (b) changes in control of the Company, including through the execution, amendment, or termination of a shareholders' agreement; (c) Company’s deregistration as publicly-held company or change in the environment or segment of trading of shares issued by it; and (d) request for judicial or extrajudicial reorganization and bankruptcy filed by the Company itself.

“Regulation”: the rules issued by CVM and other regulatory and self-regulatory bodies which the Company is subject to.

“SEC”: the U.S. Securities and Exchange Commission.

"Securities": any and all securities, as defined in Article 2 of Law No. 6,385/76, issued by the Company, its controlled entities, or related to them, including derivatives, whether settled physically or financially.

“SFS”: the Standard Financial Statements of the Company.

“Spouse”: the spouses or companion(s).

“Stock Market”: B3, NYSE and any other Stock Market or organized over the counter market in which Company’s Securities are admitted for trading, in Brazil or abroad.

“Trading Policy”: Ultrapar’s Securities Trading Corporate Policy which, together with the Disclosure Policy, are the “Policies”.

“Ultra Group”: Ultrapar and subsidiaries.

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Material Notice Disclosure and Securities Trading Corporate Policies

EXHIBIT II – INSTRUMENT OF ADHESION

INSTRUMENT OF ADHESION

By this instrument (“Instrument of Adhesion”) [name, and e-mail], undersigned below, as [relation with Ultra Group], hereby adheres to the MATERIAL NOTICE DISCLOSURE CORPORATE POLICY and the SECURITIES TRADING CORPORATE POLICY of securities issued by ULTRAPAR PARTICIPAÇÕES S.A. (“Policies” and “Company”, respectively), which copies are hereby delivered, and represents:

(i) to be fully aware of all terms set forth in the Policies, and to comply with the rules set forth therein;

(ii) to be aware that Trading Restrictions of securities issued by the Company will be informed, pursuant to the Policies, through the e-mail indicated in this Instrument of Adhesion; and

(iii) to be aware that he/she is responsible for non-compliance with any provision set forth in the Policies, and that he/she shall reimburse, without prejudice to the applicable sanctions, Ultra Group, as defined in the Policies, fully and without limitation, of all losses arising out of such non-compliance.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2026

ULTRAPAR HOLDINGS INC.
By:	/s/ Alexandre Mendes Palhares
Name:	Alexandre Mendes Palhares
Title:	Chief Financial and Investor Relations Officer

(Material Notice Disclosure and Securities Trading Corporate Policies)